

May 8, 2012

<u>Via Email</u>
Paul M. Meurer
Executive Vice President, Chief Financial Officer and Treasurer
Realty Income Corporation
600 La Terraza Boulevard
Escondido, CA 92025-3873

> **Re: Realty Income Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 13, 2012**
> **File No. 001-13374**

Dear Mr. Meurer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Note 3. Investments in Real Estate, page 61</u>

1. We note that you purchased 164 properties for $1.02 billion during 2011. We also note that you filed an 8-K on March 7, 2011 announcing that you entered into a purchase agreement to purchase 33 properties for $544 million. Please provide us with your analysis to determine if you were required to provide any Rule 3-14 financial statements related to any of your acquisitions during 2011. See Rule 3-14 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief